Exhibit 99.1

Tr'ondëk Hwëch'in and Goldcorp Sign Collaboration Agreement

Significant Milestone in Development of the Coffee Mine in the Yukon

VANCOUVER and YUKON, April 30, 2018 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG) ("Goldcorp" or "the Company") and Tr'ondëk Hwëch'in ("TH") today announced that the parties have entered into a Collaboration Agreement (the "Agreement") relating to the Coffee gold project. The Agreement represents a significant milestone towards building a long-term relationship between Goldcorp and TH and is a critical step towards delivering economic opportunities for TH and its citizens through the development of the Coffee gold project in the Yukon. In addition to employment, contracting, training and skills-development initiatives, the Agreement outlines environmental protection commitments that combine traditional knowledge and modern technologies for the Coffee gold project. The Agreement is one of many First Nation partnerships for Goldcorp across the Canadian landscape and the first for the Company in the Yukon. A signing ceremony took place earlier today in Dawson City, Yukon.

"The completion of this Agreement is a testament to our commitment to building strong, collaborative relationships based on open, honest communication and will lay a solid foundation for our ongoing partnership in TH's traditional territory", said David Garofalo, President and CEO of Goldcorp. "Through strong collaboration, mutual commitments and respect for each other, together, we can create shared value with mutual benefits through all stages of Coffee's mine life."

"It took a significant amount of effort by TH and our citizens to achieve the agreement we have today. Our discussions went back several years, including workshops and many meetings throughout the exploration, feasibility, pre-YESAB and post YESAB review stages", said Roberta Joseph, Chief of Tr'ondëk Hwëch'in. "Our collaborative agreement provides for economic opportunities for TH, ensures we will be able to take the necessary steps with Goldcorp to protect the environment and establishes a solid relationship which addresses the values of our Treaty Rights and community recommendations, all of which taken together provides TH and Goldcorp with the certainty we each need for the project to move forward. We're very pleased and we look forward to working with Goldcorp throughout the life of the project."

Through consultation with the TH government and citizens, priorities were determined, and as a result the Collaboration Agreement includes measurable benefits for TH citizens, including business development opportunities, sustainable solutions, regulatory permitting consultation and future financial contributions.

"We are incredibly pleased to see the Coffee gold project take this important step forward. Finalizing a Collaboration Agreement like this is no small feat, and speaks to the hard work, dedication and focus of so many that have worked on this project since its inception.", said Premier Sandy Silver "I am more than impressed by the way Tr'ondëk Hwëch'in and Goldcorp have come together around these wide-ranging social, economic and environmental priorities. It's a shining example of what Umbrella Final Agreement implementation can look like when we unite to create a more prosperous future in Yukon."

The Coffee gold project is a high-grade potential open pit and heap leach development project that has the potential to grow into a large district-scale operation. Production is expected in 2021.

About Goldcorp www.goldcorp.com

Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

About Tr'ondëk Hwëch'in http://www.trondek.ca/

The Tr'ondëk Hwëch'in are a self-governing Yukon First Nation based in Dawson City. The Tr'ondëk Hwëch'in government ensures a strong and healthy future for citizens while maintaining connections to traditional knowledge, cultural values and the environment.

Cautionary Statement Regarding Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, the realization of mineral reserve estimates, the timing of future production, timing of the development of new deposits, and permitting and certification time lines. Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding Goldcorp's present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to the risks discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's most recent annual information form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Goldcorp does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

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SOURCE Goldcorp Inc.

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%CIK: 0000919239

For further information: INVESTOR CONTACT: Shawn Campbell, Director, Investor Relations, Telephone: (800) 567-6223, E-mail: info@goldcorp.com; Wayne Potoroka, Communications, Telephone: 867-993-7100, ext. 108, E-mail: Wayne.potoroka@trondek.ca; MEDIA CONTACT: Christine Marks, Director, Corporate Communications, Telephone: (604) 696-3050, E-mail: media@goldcorp.com

CO: Goldcorp Inc.

CNW 22:40e 30-APR-18